# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XP Inc., CIK 0001787425
CUSIP: G98239109
Title of class of securities: Class A common shares, par value US$0.00001 per share
Address of issuer's principal executive offices: 20, GENESIS CLOSE, GRAND CAYMAN, GEORGE TOWN, Cayman Islands (E9), KY-1-1208
Date of event which requires filing of this statement: 12/02/2025
Amends the filing with accession number 0000950142-23-001965
Filed by CIK 0001017645
Persons authorized to receive notices and communications: Michael Gosk, c/o General Atlantic Service Company, LP, 55 East 52nd Street, 33rd Floor, New York, New York (NY), 10055, (212) 715-4000

## Reporting persons
- GENERAL ATLANTIC, L.P. (CIK 0001017645): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,758,833; sole dispositive power 0; shared dispositive power 22,758,833; aggregate amount beneficially owned 22,758,833 (5.4% of the class)
- General Atlantic GenPar, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,758,833; sole dispositive power 0; shared dispositive power 22,758,833; aggregate amount beneficially owned 22,758,833 (5.4% of the class)
- General Atlantic (XP) Bermuda, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic (XP) Delaware, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- GAP (Bermuda) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 22,758,833; sole dispositive power 0; shared dispositive power 22,758,833; aggregate amount beneficially owned 22,758,833 (5.4% of the class)
- General Atlantic Partners 92A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic Partners 92B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic Partners 92C, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic Partners 92D, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic Partners 92E, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic Partners 92F, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic Partners 92G, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic Partners 92H, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic Partners 92I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic Partners 92J, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic Partners (Bermuda) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic GenPar (Bermuda), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 22,758,833; sole dispositive power 0; shared dispositive power 22,758,833; aggregate amount beneficially owned 22,758,833 (5.4% of the class)
- GAP Coinvestments III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,758,833; sole dispositive power 0; shared dispositive power 22,758,833; aggregate amount beneficially owned 22,758,833 (5.4% of the class)
- GAP Coinvestments IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,758,833; sole dispositive power 0; shared dispositive power 22,758,833; aggregate amount beneficially owned 22,758,833 (5.4% of the class)
- GAP Coinvestments V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,758,833; sole dispositive power 0; shared dispositive power 22,758,833; aggregate amount beneficially owned 22,758,833 (5.4% of the class)
- GAP Coinvestments CDA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,758,833; sole dispositive power 0; shared dispositive power 22,758,833; aggregate amount beneficially owned 22,758,833 (5.4% of the class)
- GAPCO Management GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- GAPCO GmbH & Co KG: type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 9,281,833; sole dispositive power 0; shared dispositive power 9,281,833; aggregate amount beneficially owned 9,281,833 (2.2% of the class)
- General Atlantic Partners 100, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,477,000; sole dispositive power 0; shared dispositive power 13,477,000; aggregate amount beneficially owned 13,477,000 (3.2% of the class)
- General Atlantic Partners (Bermuda) EU, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 13,477,000; sole dispositive power 0; shared dispositive power 13,477,000; aggregate amount beneficially owned 13,477,000 (3.2% of the class)
- General Atlantic Partners (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 13,477,000; sole dispositive power 0; shared dispositive power 13,477,000; aggregate amount beneficially owned 13,477,000 (3.2% of the class)
- General Atlantic GenPar (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 13,477,000; sole dispositive power 0; shared dispositive power 13,477,000; aggregate amount beneficially owned 13,477,000 (3.2% of the class)
- General Atlantic (Lux) S.a r.l.: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 13,477,000; sole dispositive power 0; shared dispositive power 13,477,000; aggregate amount beneficially owned 13,477,000 (3.2% of the class)
- General Atlantic (SPV) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,477,000; sole dispositive power 0; shared dispositive power 13,477,000; aggregate amount beneficially owned 13,477,000 (3.2% of the class)
- General Atlantic (XP) II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,477,000; sole dispositive power 0; shared dispositive power 13,477,000; aggregate amount beneficially owned 13,477,000 (3.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, par value US$0.00001 per share
Name of issuer: XP Inc.
Address of issuer's principal executive offices: 20, GENESIS CLOSE, GRAND CAYMAN, GEORGE TOWN, Cayman Islands (E9), KY-1-1208
Comment: This Amendment No. 3 to Schedule 13D (the "Statement") is being filed to amend the Statement as originally filed with the United States Securities and Exchange Commission ("SEC") on August 24, 2022, as amended by Amendment No. 1 to Schedule 13D as filed with the SEC on June 9, 2023 and as amended by Amendment No. 2 to Schedule 13D as filed with the SEC on July 11, 2023, with respect to the Class A common shares, par value US$0.00001 per share (the "Class A common shares") of XP Inc., an exempted company with limited liability incorporated in the Cayman Islands (the "Company"), whose principal executive offices are located at 20, Genesis Close, Grand Cayman, George Town, Cayman Islands KY-1-1208. Except as otherwise provided herein, each Item of the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by a "group," as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Act. The members of the group are:

(i) General Atlantic, L.P., a Delaware limited partnership ("GA LP");
(ii) General Atlantic GenPar, L.P., a Delaware limited partnership ("GenPar");
(iii) General Atlantic (XP) Bermuda, L.P., a Bermuda exempted limited partnership ("GA Bermuda XP");
(iv) GAP (Bermuda) L.P., a Bermuda exempted limited partnership ("GAP (Bermuda) L.P.");
(v) General Atlantic Partners 92A, L.P., a Delaware limited partnership ("GAP 92A");
(vi) General Atlantic Partners 92B, L.P., a Delaware limited partnership ("GAP 92B");
(vii) General Atlantic Partners 92C, L.P., a Delaware limited partnership ("GAP 92C");
(viii) General Atlantic Partners 92D, L.P., a Delaware limited partnership ("GAP 92D");
(ix) General Atlantic Partners 92E, L.P., a Delaware limited partnership ("GAP 92E");
(x) General Atlantic Partners 92F, L.P., a Delaware limited partnership ("GAP 92F");
(xi) General Atlantic Partners 92G, L.P., a Delaware limited partnership ("GAP 92G");
(xii) General Atlantic Partners 92H, L.P., a Delaware limited partnership ("GAP 92H");
(xiii) General Atlantic Partners 92I, L.P., a Delaware limited partnership ("GAP 92I");
(xiv) General Atlantic Partners 92J, L.P., a Delaware limited partnership ("GAP 92J");
(xv) General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership ("GAP Bermuda IV");
(xvi) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership ("GenPar Bermuda");
(xvii) GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III");
(xviii) GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV");
(xix) GAP Coinvestments V, LLC, a Delaware limited liability company ("GAPCO V");
(xx) GAP Coinvestments CDA, L.P., a Delaware limited partnership ("GAPCO CDA");
(xxi) GAPCO Management GmbH, a German company ("GmbH");
(xxii) GAPCO GmbH & Co KG, a German partnership ("KG").
(xxiii) General Atlantic Partners 100, L.P., a Delaware limited partnership ("GAP 100");
(xxiv) General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership ("GAP Bermuda EU");
(xxv) General Atlantic Partners (Lux) SCSp, a Luxembourg special limited partnership ("GAP Lux");
(xxvi) General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership ("GA GenPar Lux");
(xxvii) General Atlantic (Lux) S.a r.l., a Luxembourg private limited liability company ("GA Lux");
(xxviii) General Atlantic (SPV) GP, LLC, a Delaware limited liability company ("GA SPV");
(xxix) General Atlantic (XP) II, L.P., a Delaware limited partnership ("GA XP II"); and
(xxx) General Atlantic (XP) Delaware, LLC, a Delaware limited liability company ("GA XP").

Each of the foregoing is referred to as a Reporting Person and collectively as the "Reporting Persons." GAP 92A, GAP 92B, GAP 92C, GAP 92D, GAP 92E, GAP 92F, GAP 92G, GAP 92H, GAP 92I, GAP 92J and GAP Bermuda IV are collectively referred to as the "GA Funds." GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA and KG are collectively referred to as the "Sponsor Coinvestment Funds." GAP 100, GAP Bermuda EU, GAP Lux, GAPCO III, GAPCO IV, GAPCO V, and GAPCO CDA are collectively referred to as the "GA XP II Funds."
Residence or business address: The address of each of the Reporting Persons (other than GmbH, KG, GA Bermuda XP, GAP Bermuda IV, GAP (Bermuda) L.P., GenPar Bermuda, GAP Bermuda EU, GAP Lux, GA GenPar Lux and GA Lux) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The address of GmbH and KG is c/o General Atlantic GmbH, Luitpoldblock, Amirplatz 3, 80333 Munich, Germany. The address of GA Bermuda XP, GAP Bermuda IV, GAP (Bermuda) L.P., GenPar Bermuda and GAP Bermuda EU is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GAP Lux, GA GenPar Lux and GA Lux is Luxembourg is 412F, Route d'Esch, L-1471 Luxembourg.
Present principal occupation or employment:
Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The GA Funds and the Sponsor Coinvestment Funds share beneficial ownership of the Class A common shares held of record by GA XP. The GA XP II Funds share beneficial ownership of the Class A common shares held of record by GA XP II. The general partner of GA XP II is GA SPV. GA LP, which is controlled by the partnership committee of GASC MGP, LLC (the "GA Partnership Committee"), is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and the sole member of GA SPV. The general partner of GAP Lux is GA GenPar Lux and the general partner of GA GenPar Lux is GA Lux. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Lux is GenPar Bermuda. The sole member of GA XP is GA Bermuda XP. The general partner of GenPar Bermuda and GA Bermuda XP is GAP (Bermuda) L.P., which is also controlled by the GA Partnership Committee. The general partner of the GA Funds (other than GAP Bermuda IV) and GAP 100 is GenPar. The general partner of GenPar is GA LP. Each of GAP 92A, GAP 92B, GAP 92C, GAP 92D, GAP 92E, GAP 92F, GAP 92G, GAP 92H, GAP 92I, GAP 92J is the sole member of General Atlantic XP A, LLC, General Atlantic XP B, LLC, General Atlantic XP C, LLC, General Atlantic XP D, LLC, General Atlantic XP E, LLC, General Atlantic XP F, LLC, General Atlantic XP G, LLC, General Atlantic XP H, LLC, General Atlantic XP I, LLC, and General Atlantic XP J, LLC, respectively, all of which are Delaware limited liability companies. Each such limited liability company is a limited partner of GA Bermuda XP. In addition, the Sponsor Coinvestment Funds are members of GA Latin America Coinvestments, LLC, a Delaware limited liability company. GA Latin America Coinvestments, LLC, the Sponsor Coinvestment Funds (other than KG) and GAP Bermuda IV are also limited partners of GA Bermuda XP. As of the date hereof, there are six members of the GA Partnership Committee. The general partner of KG is GmbH and the GA Partnership Committee controls the investment and voting decisions of GmbH. Each of the members of the GA Partnership Committee disclaims ownership of the Class A common shares except to the extent that he has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the GA Partnership Committee is as a managing director of GA LP. On July 7, 2023, the Second Amendment to the Shareholders' Agreement, dated as of October 1, 2021 (the "Shareholders' Agreement"), among the Company, XP Control LLC (f/k/a XP Controle Participacoes S.A., "XP Control"), GA XP, Iupar Itau Unibanco Participacoes S.A., Itausa S.A and Itau Unibanco Holding S.A. (together with Iupar Itau Unibanco Participacoes S.A. and Itausa S.A, "Itau"), and certain intervening consenting parties, was terminated pursuant to the Termination of XP Inc. Shareholders' Agreement, dated as of July 7, 2023 (the "Termination Agreement"), among GA XP, XP Control, Sao Carlos Investimentos Ltd., Sao Marcos Investimentos Ltd., Itausa S.A., ITB Holding Ltd. and Itau Unibanco Holding S.A. The Termination Agreement provides for, among other things, (i) GA XP's right to appoint one member to the Company's board of directors so long as GA XP's ownership interest in the Company's total capital stock is equal to or greater than 2% and (ii) the termination of the Shareholders' Agreement and all of the rights and obligations of the parties thereto, other than that clause 8.3 (Confidentiality) shall remain in force for a period of five (5) years, and clauses 1.2 (Rules of Interpretation), 11.1 (Applicable Law), 11.2 (Arbitration), 12.1 (Registration and Recordation), 12.6 (Independence), 12.7 (Amendments), 12.8 (Waiver), 12.9 (Expenses), 12.10 (Taxes), 12.11 (Notices), 12.13 (Consenting Parties), 12.14 (Specific Performance), 12.15 (Language) and 12.6 (Electronic Signature) shall remain in full force and effect.
Criminal convictions in the last five years: None of the Reporting Persons and none of the individuals listed on Schedule A has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2d.
Citizenship: See Item 2a.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented as follows:

The percentages used herein are calculated based upon on an aggregate of 422,371,276 Class A common shares (the "TSO"). The TSO was calculated based on 423,955,129 Class A common shares issued and outstanding and excludes an aggregate amount of 1,583,853 Class A common shares held in treasury by the Company as reflected in the Company's Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2025, attached as Exhibit 99.1 to the Company's Form 6-K filed with the U. S. Securities and Exchange Commission (the "SEC") on November 17, 2025.

By virtue of the fact that (i) the GA XP II Funds and the Sponsor Coinvestment Funds contributed the capital to fund the prior purchases of Class A common shares, and share beneficial ownership of the Class A common shares held of record by GA XP II, (ii) in connection with an internal reorganization of GA LP's holding structure on May 9, 2025, GA Bermuda XP contributed all of its interests in the Company to GA XP, (iii) the GA Funds and GA Bermuda XP share beneficial ownership of Class A common shares held of record by GA XP, (iv) the general partner of GA Bermuda XP is GAP (Bermuda) L.P. and the general partner of GA XP II is GA SPV, (v) GAP (Bermuda) L.P. is the general partner of GenPar Bermuda, and GenPar Bermuda is the general partner of GAP Bermuda EU and GAP Bermuda IV, and is the sole shareholder of GA Lux, (vi) GA Lux is the general partner of GA GenPar Lux and GA GenPar Lux is the general partner of GAP Lux, (vii) GAP Lux has appointed Carne Global Fund Management (Luxembourg) S.A. (the "AIFM") as the alternative investment fund manager of GAP Lux pursuant to an alternative investment fund management agreement to undertake all functions required of an external alternative investment fund manager under the Luxembourg law of 12 July 2013 on alternative investment fund managers, as amended from time to time and GAP Lux has also entered into a delegated portfolio management and distribution agreement with the AIFM and General Atlantic Service Company, L.P. ("GASC") in order to appoint GASC to act as the portfolio manager of GAP Lux, (vii) GA LP is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and the sole member of GA SPV, and (viii) the members of the GA Partnership Committee control the investment decisions of GA LP, GAP (Bermuda) L.P. and, with respect to GAP Lux, GASC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A common shares that each owns of record.

As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the number of Class A common shares indicated in Item 11 of each of the cover pages of this Statement, or the ownership percentages indicated in Item 13 of each of the cover pages of this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the number of Class A common shares indicated on such Reporting Person's cover page of this Statement.
Transactions in the class effected during the past sixty days: The table in Annex A specifies the date, amount and weighted average price of the Class A common shares sold by the Reporting Persons during the 60-day period prior to this filing. The Reporting Persons effected sales of Class A common shares through open market transactions. See Annex A.
Other persons with the right to receive dividends or sale proceeds: No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2: Form of Amended and Restated Registration Rights Agreement, dated as of October 1, 2021, among XP Inc., XP Control LLC (f/k/a XP Controle Participacoes S.A.), Itau Unibanco Holding S.A., Iupar Itau Unibanco Participacoes S.A., Itausa S.A. and General Atlantic (XP) Bermuda, L.P. (incorporated by reference to Exhibit 4.1 to XP Inc.'s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 13, 2022 (Commission File No. 333-234719) (previously filed). https://www.sec.gov/Archives/edgar/data/1787425/000162828022009080/exhibit0401_amendedandrest.htm

Exhibit 3: Annex A - Open Market Sales.

## Signatures
- GENERAL ATLANTIC, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director (12/04/2025)
- General Atlantic GenPar, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., its general partner (12/04/2025)
- General Atlantic (XP) Bermuda, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) GP LIMITED, the general partner of GAP (BERMUDA) L.P., its general partner (12/04/2025)
- General Atlantic (XP) Delaware, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) GP LTD, the GP of GAP (BERMUDA) L.P., the GP of General Atlantic (XP) Bermuda, L.P., its sole member (12/04/2025)
- GAP (Bermuda) L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) GP LIMITED, its general partner (12/04/2025)
- General Atlantic Partners 92A, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., the general partner of GENERAL ATLANTIC GENPAR, L.P., its general partner (12/04/2025)
- General Atlantic Partners 92B, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., the general partner of GENERAL ATLANTIC GENPAR, L.P., its general partner (12/04/2025)
- General Atlantic Partners 92C, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., the general partner of GENERAL ATLANTIC GENPAR, L.P., its general partner (12/04/2025)
- General Atlantic Partners 92D, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., the general partner of GENERAL ATLANTIC GENPAR, L.P., its general partner (12/04/2025)
- General Atlantic Partners 92E, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., the general partner of GENERAL ATLANTIC GENPAR, L.P., its general partner (12/04/2025)
- General Atlantic Partners 92F, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., the general partner of GENERAL ATLANTIC GENPAR, L.P., its general partner (12/04/2025)
- General Atlantic Partners 92G, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., the general partner of GENERAL ATLANTIC GENPAR, L.P., its general partner (12/04/2025)
- General Atlantic Partners 92H, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., the general partner of GENERAL ATLANTIC GENPAR, L.P., its general partner (12/04/2025)
- General Atlantic Partners 92I, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., the general partner of GENERAL ATLANTIC GENPAR, L.P., its general partner (12/04/2025)
- General Atlantic Partners 92J, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., the general partner of GENERAL ATLANTIC GENPAR, L.P., its general partner (12/04/2025)
- General Atlantic Partners (Bermuda) IV, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) GP LTD, the general partner of GAP (BERMUDA) L.P., the general partner of GENERAL ATLANTIC GENPAR, LP (12/04/2025)
- General Atlantic GenPar (Bermuda), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) GP LIMITED, the general partner of GAP (BERMUDA) L.P., its general partner (12/04/2025)
- GAP Coinvestments III, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., its managing member (12/04/2025)
- GAP Coinvestments IV, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., its managing member (12/04/2025)
- GAP Coinvestments V, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., its managing member (12/04/2025)
- GAP Coinvestments CDA, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., its general partner (12/04/2025)
- GAPCO Management GmbH: /s/ Michael Gosk, Michael Gosk, Managing Director (12/04/2025)
- GAPCO GmbH & Co KG: /s/ Michael Gosk, Michael Gosk, Managing Director of GAPCO MANAGEMENT GmbH, its general partner (12/04/2025)
- General Atlantic Partners 100, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., the general partner of GENERAL ATLANTIC GENPAR, L.P., its general partner (12/04/2025)
- General Atlantic Partners (Bermuda) EU, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) GP LTD, the general partner of GAP (BERMUDA) L.P., the general partner of GENERAL ATLANTIC GENPAR, LP (12/04/2025)
- General Atlantic Partners (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of GENERAL ATLANTIC (LUX) S.A R.L., the general partner of GENERAL ATLANTIC GENPAR (LUX) SCSP, its general partner (12/04/2025)
- General Atlantic Partners (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of GENERAL ATLANTIC (LUX) S.A R.L., the general partner of GENERAL ATLANTIC GENPAR (LUX) SCSP, its general partner (12/04/2025)
- General Atlantic GenPar (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of GENERAL ATLANTIC (LUX) S.A R.L., its general partner (12/04/2025)
- General Atlantic GenPar (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of GENERAL ATLANTIC (LUX) S.A R.L., its general partner (12/04/2025)
- General Atlantic (Lux) S.a r.l.: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A (12/04/2025)
- General Atlantic (Lux) S.a r.l.: /s/ William Blackwell, William Blackwell, Manager B (12/04/2025)
- General Atlantic (SPV) GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., its sole member (12/04/2025)
- General Atlantic (XP) II, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC, L.P., its sole member of GENERAL ATLANTIC (SPV) GP, LLC, its general partner (12/04/2025)